Exhibit 16.1

December 9, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 9, 2003, of Candela Corporation and are in agreement with the statements contained in the first, third and fourth paragraphs therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal controls to prepare reliable financial statements, included in the fourth paragraph of Item 4 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 financial statements.

/s/ Ernst & Young LLP